Exhibit 99.1

Safe-T Recognized by Gartner as One of Seven Representative SDP Vendors

Company Listed as Offering Stand-Alone SDP Products

HERZLIYA, Israel, November 19, 2018 — Safe-T® (Nasdaq, TASE:SFET), a leading provider of software-defined access solutions for the hybrid cloud, today announced that it has been included in Gartner’s recent “Fact or Fiction: Are Software-Defined Perimeters Really the Next-Generation VPNs” report on software-defined perimeters (SDPs).[1] Safe-T is the only Israeli company, listed as a Representative Vendor.

According to Gartner, “Enterprise access requirements are growing ever more complex due to application dynamics, cloud adoption and mergers.” The report further says that “To cut through this complexity, technical professionals should explore SDP — a new technology whose strength lies in facilitating access to enterprise apps.”

In addition to defining SDP and comparing and contrasting with other access solutions such as a VPNs, the report recognizes seven SDP vendors, including Safe-T. Within the list, Safe-T is included as one of the three vendors offering stand-alone SDP products and is the only one of those that does not require any client installed on the end-user’s machine.

The report also provides recommendations to technical professionals working in network security, for example:

●	“Use SDP — despite the immaturity of the space — to be able to respond to the increasing enterprise application complexity and demand.

●	Migrate to SDPs if you have to support client access to decentralized enterprise apps with REST-based APIs, in multiple clouds or sites.

●	Evaluate SDPs versus traditional VPNs for all end-of-life replacements and refreshes of existing VPN infrastructures.”

“We are excited and honored to be recognized by Gartner as one of seven Representative SDP Vendors,” said Safe-T CEO Shachar Daniel. “We believe our inclusion as a vendor in this report validates our SDP vendor leadership and the reason our customers rely on us to secure access to their sensitive data and applications. Safe-T constantly innovates data protection and secure application access technologies, which empowers our global customers to utilize new and evolving technologies without concern for security compromise.”

For more information on Safe-T, please visit https://www.safe-t.com

 1 Gartner, Fact or Fiction: Are Software-Defined Perimeters Really the Next-Generation VPNs?” by Joerg Fritsch, Mark Judd, November 9, 2018.

Gartner Disclaimer

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Safe-T

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a leading provider of software-defined access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge by masking data at the perimeter, keeping information assets safe and limiting access only to authorized and intended entities in hybrid cloud environments. Safe-T enhances operational productivity, efficiency, security, and compliance by protecting organizations from data exfiltration, leakage, malware, ransomware, and fraud. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure their data, services, and networks from internal and external data threats.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses validation as a leading SDP vendor, and that Safe-T constantly innovates data protection and secure application access technologies, which empowers its global customers to utilize new and evolving technologies without concern for security compromise. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s final prospectus filed pursuant to rule 424(b)(4) filed with the Securities and Exchange Commission (“SEC”) on August 20, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

PRESS CONTACT	INVESTOR RELATIONS CONTACT
Mack Falstein	Miri Segal-Scharia, CEO
Fusion PR on behalf of Safe-T	MS-IR LLC
Mack.Falstein@fusionpr.com	msegal@ms-ir.com
+1(646)-452-7102	+1(917)-607-8654